Exhibit 99.2

Sunlight Financial Management Presentation Script

Safe Harbor:

[Speaker]: Good day, ladies and gentlemen, and thank you for standing by. The Company refers participants on this call to the press release issued by the company, the presentation, and Spartan Acquisition Corp. II’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination.

The company specifically refers participants to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Sunlight Financial and Spartan Acquisition Corp. II’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction.

Forward-looking statements are subject to risks, uncertainties and assumptions, and they are not guarantees of performance. Sunlight Financial and Spartan Acquisition Corp. II are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law.

I will now turn the call over to Mr. Geoff Strong, CEO of Spartan Acquisition Corp. II. Please go ahead, sir.

Geoff

Thank you, and good morning to everyone. On behalf of my partners at Spartan and Apollo, we are excited to announce this morning that Spartan is combining with Sunlight Financial, a premier residential solar financing platform, and bringing it to the public markets.

Apollo and Spartan have been leading the way in terms of their commitment to sustainability, and part and parcel of that is our partnership with Sunlight. When we started the Spartan platform, we were focused on investing in businesses that we thought had interesting tailwinds. Clearly, in our minds, residential solar checks that box. Within that rapidly growing residential solar ecosystem, we believe Sunlight is in the most attractive and fastest-growing segment – really hitting the sweet spot in the market.

Sunlight has an impressive, proprietary tech-enabled platform that gives them a real competitive advantage, and has really helped rapidly grow the business over the past few years and build on their proven sourcing engine that helps connect homeowners and contractors on one end to capital providers that want to fund loans on the other end. It’s a capital-light business model, unlike other residential solar funding firms, and thus is already generating strong margins and free cash flow conversion. Sunlight is already firmly at the forefront of the clean energy movement, and with its proven platform, it is beginning to expand its reach into the complementary $400 billion U.S. home improvement market. Additionally, their first-class management team brings to the table a strong mix of finance and fintech-oriented experience with renewable energy expertise.

Apollo is a global platform that manages over $430 billion of assets. We’re backed by our world-class Spartan II team, with strong expertise in renewable energy, ESG and natural resources, and we are the team that recently and successfully brought electric vehicle manufacturer Fisker to the public markets through our Spartan SPAC platform. And we are very pleased that we have received commitments for a PIPE anchored by some of the leading institutional funds in the country, which will be funded upon the conclusion of the combination.

Sunlight is a highly compelling and sustainable long-term growth platform, and we are excited to be partnering with the entire Sunlight team.

With that, to tell you about the Sunlight story, I am pleased to turn it over to the CEO of Sunlight, Matt Potere.

Matt -

Thank you Geoff, and thank you to everyone for joining, I’m Matt Potere the CEO of Sunlight Financial.

By way of background, I have spent my entire career within the finance sector. I started at MBNA – at the time the world’s largest independent credit card company – and held a number of senior roles, including helping to start up the Company’s Canadian operations, and later ran risk for the $15B consumer finance division after Bank of America acquired MBNA.

In 2006 I became the COO of a small business lending start-up, and then in 2010 was recruited to return to Bank of America to run strategy for the Home Loans division, and later ran the home equity and auto divisions.

Over the past 25 years in financial services I’ve managed just about every consumer credit asset class, through multiple credit cycles, and I bring that thought-process and mentality to how we manage our business at Sunlight.

Barry -

… and I’m Barry Edinburg, the CFO of Sunlight.

I’ve spent my entire career in structured finance and the capital markets. The vast majority of that was on the private equity side of Fortress Investment Group, focused on acquiring and managing financial services platforms, and on running the capital markets activities of portfolio companies more broadly, including equity offerings and innovative debt financing.

I have been in the residential solar space since 2013 and I joined Matt and the Sunlight team in the middle of 2016.

Matt -

At Sunlight, we’ve always viewed our business as a point-of-sale finance company, focused on residential solar. In our view, finance companies must do three things: have access to distribution to drive volume, manage risk and get paid appropriately for it, and access diverse and low cost capital. We view these three pillars as fundamental and we’ve built our platform to optimize each.

From a distribution standpoint, Sunlight has a B2B2C model. We partner with contractors at the point-of-sale who provide us with access to homeowners to originate loans. This model is one of the reasons I was attracted to Sunlight as the B2B2C model allows us to access volume with effectively no consumer marketing costs. It’s an incredibly efficient channel.

From a risk management perspective, we believe Sunlight has quantifiably the best credit quality in the industry. This is a key strategic advantage for our business today and provides substantial durability over the long term. Importantly, originating high-quality assets also allows us to optimize the third pillar, accessing diverse and low-cost-capital.

Sunlight has built a network of credit unions, banks and other institutional capital providers with fundamentally low-cost capital. This ensures that Sunlight can offer our contractor network attractive pricing and earn healthy margins. Additionally, because our network includes a diverse set of capital providers, we’re able to more quickly innovate new products. These competitive advantages create a virtuous circle with benefits fed back to our contractor network.

Our platform ultimately services three key constituents.

●	Contractors, where Sunlight’s broad product suite, competitive pricing and proprietary sales tools help them sell more solar.

●	Consumers, who want to go solar and Sunlight’s proprietary technology platform, Orange® makes it simple and fast for consumers to do exactly that.

●	And finally, capital providers, who want access to a high-quality asset with an attractive risk adjusted return. Because of Sunlight’s focus on risk management, we’re helping capital providers do exactly that.

To date, our capital providers have funded over $3 billion in residential solar loans. While our volumes are substantial, our approach to this growth has been intentional and thoughtful.

When this business was started in 2015, we always knew it would be a big point of sale platform, so we wanted to make sure we built the right foundation for that growth. We took the first few quarters building out the controls, risk management, capital providers and technology to ensure we had the building blocks to support our growth.

In 2016, we turned our attention to developing an anchor partnership with the leading U.S. residential solar company. This partnership gave us substantial volume, credibility and important market feedback and today, it remains a key partnership for Sunlight.

That said, one of the challenges of having such a large partnership is that it created concentration risk, so we turned our attention to diversifying our contractor network and by the end of 2018 had developed partnerships with approximately 200 contractors. Fast forward to today, we further rapidly diversified to over 1,000 contractor partnerships and that original anchor partner now represents approximately 8% of our overall volumes.

Additionally, in 2019 we expanded into the broader home improvement market. We had always viewed solar as a type of home improvement and the broader market provided a natural adjacent opportunity with approximately 30% of that market focused on energy efficiency.

While our forecast for growth does not rely on significant expansion within home improvement, we are very bullish about the opportunity there. Home improvement represents an approximately $400 billion addressable market and provides us with significant growth potential and room to run.

For each loan originated on the platform, we have a price from a capital provider that they will pay for the loan, and we have a price from the contractor that they will accept for their services … our revenue is the difference between them.

This revenue is earned upfront, in cash, on the day that a loan is funded … The cash-based nature of our revenue is a key point as it drives the substantial free cash flow generated by the business.

From the early days of Sunlight, we designed the revenue side of our business to be simple and easy to understand, especially when compared to other platforms in point-of-sale lending and residential solar.

Furthermore, we have also built the business to be "capital light" and we have created flexibility in the platform to allocate loans to various capital providers in order to be responsive to the market, to maximize margin, and to fulfill our strategic objectives.

We believe Sunlight has had outsized growth thanks to our ability to win and further develop new contractor relationships. Contractors find Sunlight’s value proposition compelling and in 2020 alone, we added over 500 contractor partnerships.

More importantly, over time, we’ve successfully deepened the relationship with our contractors, making these partnerships increasingly sticky and valuable. In fact, over 80% of our volume each year is from existing contractors, so new contractor relationships provide line of sight to future growth as contractors ramp up their volume with Sunlight.

While we have substantial growth forecasted over the next few years, our run-rate provides a clear vision toward achieving this growth. For example, during the second half of 2020, our capital providers funded nearly $2B in loans on an annualized basis. And while Sunlight’s historical growth rate is significantly higher than the market with a CAGR of over 50%, our forecast requires us to generally grow in line with historical solar loan market growth rates.

Importantly, our forecast does not account for any additional benefit of the recent extension of the investment tax credit, nor does it include any potential additional policy benefits at the federal or state levels. Additionally, while the market has had substantial growth in battery storage, which provides Sunlight with additional financing opportunities, our forecast does not explicitly incorporate this opportunity.

While the solar market is still nascent with rooftop solar on less than 3% of US households, consumers now convert to solar for sound economic reasons, driven by 2 key trends.

-	First, the cost of solar is reducing on an absolute basis, driven by improvements in efficiency of solar equipment and investments, which are reducing soft costs.

-	Second, the cost of utility power generally increases 2-3% per year, which is making solar cheaper on a relative basis.

Sunlight’s loans allow solar companies to offer homeowners an attractive value proposition with homeowners able to switch to solar for no money down, immediately saving money on their utility bills and saving tens of thousands of dollars over the life of their system. And with no pre-payment penalties, after the customer pays off the loan, the majority of their power is effectively free.

Thanks to these trends and this value proposition solar has significantly expanded across the country. Today, beyond the Sun Belt states, we see substantial volumes in markets not normally thought of as solar states including Michigan, Ohio and North Carolina.

As a result, residential solar has enjoyed substantial growth over the past few years and Sunlight, as a loan provider, plays in the fastest growth segment of this market. Today, nearly two-thirds of solar is financed with a loan versus approximately 40% as recently as 2017.

We think there are a few good reasons for this. First, by definition, homeowners have an ownership mindset and they want to own what’s going to be bolted to their roof for the next 25 years. Secondly, loans are generally economically better for consumers than leases which require complicated tax equity and as a result experience financial leakage as these tax equity investors require a return. And finally, loans are generally easier for salespeople, which helps them sell at the point-of-sale.

Orange®, Sunlight’s proprietary tech platform, is the foundation for our business and we built it to optimize around the three pillars of our business: distribution, underwriting and capital provider management.

●	The front-end of Orange® makes it incredibly simple for contractors to offer financing at the POS. Through our mobile app, the customer can take a photo of their driver’s license to upload key information and go from application to credit approval in less than 2 minutes. The entire process is entirely digital – no paper or faxing is required. Additionally, we’ve embedded proprietary sales tools into the Orange application to help support the contractor at the point-of-sale.

●	From a credit standpoint, the key to is to provide customers and contractors with a simple experience at the point of sale while embedding sophisticated underwriting and risk management. Our automated underwriting engine ensures robust risk management but removes much of the manual intervention typical in underwriting. For example, Orange provides a near instant credit decision, automated title checks, income reasonableness validation and fraud reviews to ensure we’re underwriting high-quality loans, but does so quickly and efficiently so that customers receive a great experience. Our automated process has the added benefit of driving significant efficiency and ultimately creating operating leverage.

●	And from a capital provider standpoint, our allocation engine allows us to distribute allocations to maximize approval rates and margins.

While the 14,000 users on Orange® provide us with terrific positive feedback on our end-to-end digital experience, our value proposition to contractors goes well beyond experience.

Thanks to Sunlight’s access to our diverse network of capital providers, we’re able to innovate new products and have the broadest loan product suite in the industry. For example, Sunlight was a leader in providing standalone battery storage loans and offering loans with longer terms.

Our capital provider network also ensures that we can offer contractors attractive pricing and maintain healthy margins.

We also provide tools to help salespeople sell more and to win salesperson loyalty. For example, Sunlight Rewards provide points to salespeople for selling Sunlight loans which are redeemable for merchandise, from iPads to trips, which allows Sunlight to both attract and retain salespeople over time.

Also, like many businesses, contractors need to manage cashflow. With a 90 day cycle from sale to installation, managing liquidity is a key consideration. With Orange® we provide contractors with fast and predictable next day funding, and for a subset of contractors, we provide advance funding before the system is installed on the roof. We structure these advances such that they’re low risk to Sunlight, but provide significant benefit to our contractors. This is another example of how at Sunlight we use credit experience and access to capital to differentiate our value proposition.

Barry

The assets originated on our platform perform extremely well for a number of reasons, both those specific to Sunlight and those specific to the asset class.

As regards the asset class, consumers are borrowing money for a socially and financially responsible purpose, so we like their mindset … they are saving money by going solar, so they have incentive to continue paying … and they are all homeowners. We believe these borrower characteristics provide a great foundation for excellent credit performance.

With regard to Sunlight specifically, we believe that our management team has more experience with credit and focuses more on our proprietary credit strategy and risk management approach than anyone else in the market. Senior management of the company, starting with the CEO, have deep experience in building and implementing credit strategies. This has created a “credit culture” within Sunlight’s DNA and impacts every decision that we make as a management team.

These things combined result in credit performance that is objectively favorable, but also fundamentally outperforms many of our competitors in the solar loan market.

Starting in the early days of the business, we have purposely chosen not to sacrifice credit quality for growth. We likely could have grown even faster had we focused less on credit performance.

This focus on credit quality has engendered a tremendous amount of trust from our capital providers and we believe that it creates a more durable business. This dynamic also creates a virtuous circle where we provide access to assets with excellent credit performance, capital providers provide us with the lowest cost of capital in the market, and have the ability to make more margin, pass on better pricing to our contractors, or both.

Our risk management expertise is one of the reasons that we have been able to build a group of diverse, stable and low-cost capital providers.

Other benefits enjoyed by our partners include:

●	Premium risk-adjusted yields relative to those that they would experience in other consumer asset classes,

●	Access to a unique asset that enables them to deploy material amounts of capital into a growing, and therefore relatively stable, asset class; and

●	Access to a customer for essentially zero cost.

It is important to understand that our relationships with capital providers are symbiotic, and are therefore sticky … We haven't seen any attrition among our direct capital providers and they have continued to extend and increase their commitments to the program, especially recently given the massive stimulus-related influx of deposits to US depository institutions.

The majority of our partners are credit unions and we believe that this provides us a strategic advantage relative to our competitors in the form of low-cost capital. We also treat our capital providers like partners, as opposed to trades, because we understand that creating and nurturing these relationships is as important as anything else we do at Sunlight.

We are confident that we have capacity from our existing capital partners to fund our near-term plan. That said, we have a robust pipeline of institutional capital providers that would like to be part of the platform. Big picture, we do not believe that finding capital to invest in our loans is difficult. There is a massive amount of capital looking to invest in these types of consumer loans. The challenge is to find differentiated partners, with attractive funding costs, that will be accretive to the platform, and those are the types of partners we’ll be focused on selectively adding as we go forward.

In addition to our best-in-class platform, Sunlight has a strong bench of talent and our leadership team has significant credit, capital markets and solar experience. This is the executive team that built Sunlight with no executive level attrition over the past four years.

Just as importantly, Sunlight is a values driven company and we believe deeply in ESG principles. As a company that’s facilitated the financing for over 100,000 solar systems and has signed the United Nations carbon neutrality pledge, we’re dedicated to ensuring we’re having a positive impact on the environment. The systems that we’ve arranged financing for thus far will produce over 500 megawatts of solar power and will consequently avoid over 10 million metric tons of carbon dioxide emissions.

And our commitments extend to the communities in which we live and work. Our teammates spend substantial personal time, which we supplement with paid time off, supporting our communities. We do this because we believe it’s not only our responsibility, but also the right thing to do. Additionally, this focus on the community fostered our strong culture at Sunlight and allowed us to achieve positive business results.

Because we always envisioned that Sunlight would be a big platform, we also focused on governance well before a private company normally would by ensuring transparency to our shareholders and putting in place strong consumer protection practices.

From a performance standpoint, we’ve built a highly scalable and efficient platform, in part due to the B2B2C nature of the business, that builds more operating leverage every day as our fixed expenses are spread over a larger revenue base.

Fixed expenses become smaller over time on a per unit basis, while variable expenses stay relatively flat.

This concept leads to expanding Adjusted EBITDA margins and increasing profitability in the business as volume grows.

Importantly, if you look at our last several years, operating leverage driving margin is actually happening in the business, right now, it isn’t just part of our forecast.

And as we think about our business moving forward, it’s really a very straightforward story in terms of being able to grow our business.

We expect to increase our funded volume over time, driven by a growing contractor network, industry adoption of digital processes, further penetration of residential solar across the country, and the innovation of new loan products and proprietary sales tools.  As more volume moves through our platform, our expense structure will continue to create operating leverage, setting us for sustainable and increasing profitability, significant generation of free cash flow, and a thriving financial profile for the business moving forward. We anticipate that our platform can generate Adjusted EBITDA of approximately $82 million in 2022, with a projected Adjusted EBITDA margin north of 50%.

We expect to generate this performance before we begin to see meaningful contribution to funded volume from our home improvement segment, which we expect will begin occurring in 2023.

Matt

I hope today that we have conveyed to you Sunlight’s differentiated value proposition, the exciting growth opportunities in the residential solar and home improvement spaces, and our plans to generate strong profitability and free cash flow.  We consider our business to be at the forefront of the clean energy movement, and well-positioned to grow our business for years to come.

We are thrilled to be partnering with the Apollo and Spartan teams that share our commitment to sustainability and recognize the opportunities that we have ahead of us thanks to our best-in-class platform. We hope you will join us and become a long-term supporter of Sunlight.

With that, we thank you for your time and your interest in Sunlight. If you have additional questions, please contact us at our e-mail investors@sunlightfinancial.com. Thank you again for joining today’s call.